[redacted]

09056932

SEC Mail Processing Section

MAR 3 1 2009

Washington, DC 105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8- 37919

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/31/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IXE Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th St., 2nd Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Livingston 646-673-8221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of New York
County of New York

OATH OR AFFIRMATION

I, Douglas Livingston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IXE Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 26th day of March, 2009

Notary Public

ROBERTA ARNONE NOTARY PUBLIC · STATE OF NEW YORK

Signature

Chief Financial Officer
Title

ROBERTA ARNONE
NOTARY PUBLIC - STATE OF NEW YORK
No. 02AR5044142
QUALIFIED IN NEW YORK COUNTY
EXPIRES MAY 22, 2011

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IXE Securities, LLC

(A wholly-owned subsidiary of IXE Holdings, Inc.)

Statement of Financial Condition

December 31, 2008

IXE Securities, LLC
(A wholly-owned subsidiary of IXE Holdings, Inc.)
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of IXE Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of IXE Securities, LLC (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 26, 2009

IXE Securities, LLC
(A wholly-owned subsidiary of IXE Holdings, Inc.)
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 2,983,489
Financial Instruments, at fair market value	10,150
Receivable from Parent	95,678
Fixed assets, less accumulated depreciation $338,489	350,739
Other assets	383,607
Total assets	$ 3,823,663
Liabilities and Owner's Equity	
Liabilities	
Accrued compensation and benefits	$ 1,648,242
Accounts payable	142,286
Total liabilities	1,790,528
Commitments and contingencies (Note 6)	
Owner's equity	2,033,135
Total liabilities and owner's equity	$ 3,823,663

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

IXE Securities, LLC (the "Company") is a wholly-owned subsidiary of IXE Holdings, Inc. (the "Parent" or "IXE Holdings"). IXE Holdings, Inc, a Delaware corporation, is a wholly-owned subsidiary of IXE Grupo Financiero S.A. de C.V., a Mexican company. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides investment advisory and broker-dealer services as an introducing broker-dealer who clears customer transactions through another broker-dealer on a fully disclosed basis.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

Cash and Cash Equivalents
Cash equivalents represent short-term money market investments purchased with original maturities of three months or less.

Financial Instruments
Financial instruments owned are comprised of Empresa Nacional bonds maturing April 1, 2009 and recorded at fair value in accordance with FASB Statement No. 157.

Fair Value Measurement
The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions), are marked to offer prices. Fair value measurements do not include transaction costs.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", as of the beginning of 2008. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's financial instruments (such as corporate bonds) are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The Company has no instruments that are be classified within level 2 or 3 of the fair value hierarchy.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated

useful lives of the related assets, or in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term, which is approximately three to seven years.

Income Taxes
The Company is a single member limited liability company, and is treated as a division of IXE Holdings for federal and state income tax purposes, and not as a separate taxable entity. IXE Holdings allocates to the Company its share of the consolidated Federal and State tax expense or benefits based upon the principles of separate company calculations as though the Company was treated as a separate taxpayer. Income taxes were accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." The Company recognized the current and deferred tax consequences of all transactions that had been recognized in the financial statement using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carry-forwards. A valuation allowance is recorded to reduce deferred tax assets to an amount that more likely than not will be realized. Deferred tax liabilities are recognized for temporary differences that will result in taxable income for future years.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48"), which is an interpretation of SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company adopted the provisions of FIN 48 on January 1, 2008.

Prior period amounts
Certain prior period amounts reflect reclassifications to conform with current period's presentation.

3. Cash and Cash Equivalents

At December 31, 2008, cash equivalents include an investment in a money market fund of $2,647,314. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value. The money market fund is classified within level 1 of the fair value hierarchy and is held in an account at the Company's clearing broker.

4. Income Taxes

As of December 31, 2008, the Company had available approximately $3.6 million of net tax operating loss carryforwards for U.S. federal income tax purposes and has recorded a full valuation allowance against these carryforwards. These net operating loss carryforwards are net of Internal Revenue Code Section 382 limitation that was triggered by an ownership change at the Parent which occurred in 2006. These carryforwards begin to expire in 2009.

The Company also has approximately $5.1 million of net operating losses in New York State and New York City jurisdictions. These losses also have full valuation allowances against them and begin to expire in 2027.

The Company adopted the provisions of FIN 48 on January 1, 2008. The implementation of FIN 48 did not have an impact on the Company's financial position.

5. Employee Benefit Plan

The Company sponsors a 401(k) savings plan for all eligible employees. Participants may contribute between 0% and 8% of their eligible compensation. The Company matches up to 100% of participants' contributions, to a maximum of 3%.

6. Commitments and Contingencies

Operating Lease
The Company leases office space under a non-cancelable operating lease. Under this lease, the Company pays taxes, insurance, and maintenance expenses. The Company sub-leases a portion of its offices under an agreement that provides for monthly rentals.

Future minimum lease commitments under the non-cancelable operating lease are as follows:

Year ending December 31:	
2009	$ 312,000
2010	336,000
2011	344,000
2012	344,000
2013	344,000
2014	114,667

7. Transactions with Affiliates

IXE Grupo Financiero S.A. de C.V. has guaranteed the ongoing operations of the Company for a period no less than one year beginning January 21, 2009.

8. Regulatory Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1. The Company's ratio at December 31, 2008 was 1.56 to 1.

At December 31, 2008, the Company had net capital of $1,148,636 which was $1,029,268 in excess of the amount required by the SEC.

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Commission under the exemptive provision of 15c3-3(k)(2)(ii).

9. Off–Balance Sheet Risk

As discussed in Note 1, the Company does not hold customer cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted

obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2008, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.